

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 10, 2016

Via E-mail
Mr. Stephen Williamson
Senior Vice President and Chief Financial Officer
Thermo Fisher Scientific Inc.
81 Wyman Street
Waltham, Massachusetts 02451

RE: Thermo Fisher Scientific Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 001-08002

Dear Mr. Williamson:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery